Exhibit 21

SUBSIDIARIES OF DPL INC.

DPL Inc. had the following subsidiaries at December 31, 2010:

State of Incorporation

The Dayton Power and Light Company	Ohio
Miami Valley Insurance Company	Vermont
DPL Energy, LLC	Ohio
DPL Energy Resources, Inc.	Ohio

SUBSIDIARIES OF THE DAYTON POWER AND LIGHT COMPANY

The Dayton Power and Light Company did not have any subsidiaries at December 31, 2010.